

AT&T Broadband

July 2001

Investor Presentation

Safe Harbor

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 30, 2001. This document is available free of charge at the SEC's internet site or from AT&T as described above.

AT&T Broadband

Management Representatives

Title	*Position*	*Discussion Topics*
Mike Armstrong	Chairman and CEO AT&T Corp.	AT&T Broadband Vision
Dan Somers	President and CEO AT&T Broadband	Operations
Greg Braden	EVP Broadband Services and CTO AT&T Broadband	Technology and Telephony
Mike Huseby	EVP and CFO AT&T Broadband	Financial

AT&T Broadband



The AT&T Broadband Vision

Mike Armstrong

Chairman and CEO, AT&T

AT&T Broadband Vision

Be the leading U.S. provider of integrated residential broadband including: video, voice, and data services

- Market opportunity for all broadband services is large and expanding

- Superior facilities-based broadband access to the home

- Large, well-clustered major market focus

- Enhance customer relationships through superior service

- Maximize the powerful AT&T brand

Deliver superior returns for investors

AT&T Broadband

Best Industry Footprint



Operations Snapshot (in mm) [1]

Company	Subs	Homes Passed	Leadership in Top 25 DMAs	Market Share of Top 25 DMAs	% of Subs in Clusters >500K
AT&T Broadband [2]	13.8	24.2	12	37%	83%
Time Warner	12.6	21.1	4	16%	31%
Comcast	8.4	13.8	4	16%	66%
Charter	6.9	10.5	1	7%	14%
Cox	6.3	9.9	2	6%	26%
Adelphia	5.5	9.1	1	8%	47%
Cablevision	3.0	4.4	1	9%	100%

(1) Wall Street 2001 estimates.
(2) Pro forma for all announced transactions.

Leadership in top 25 DMAs

AT&T Broadband

Driving EBITDA Margins to Industry Benchmarks

- Improved EBITDA margin(1) from 18.3% in 1Q01 to 23.4% in 2Q01

- Expect to deliver $500 million in annualized margin improvement by year-end 2001

- Intensified focus on basic video penetration

- Break-even in High Speed Data today

- Break-even in Telephony in nine months

- Deliver positive unlevered free cash flow by year-end 2003

- On target to meet 2001 financial objectives

(1) Normalized EBITDA excluding other income and restructuring charges.

AT&T Broadband



Operational Overview

Dan Somers

President and CEO
AT&T Broadband

What Have We Done to Achieve the Vision

- Successful integration of MediaOne with TCI assets

- Re-configured subscriber base focused on major markets
  - 4.1 million subscribers sold
  - 1.4 million subscribers acquired / swapped

- 127,000 plant miles and infrastructure rebuilt to support "triple play"

- Scaling of new and advanced broadband services from 2.2 million customers at the beginning of 2000 to 5.3 million customers today

- Rationalized cost structure
  - Headends reduced from 200 to 40, serving 11 million customers
  - Call centers reduced from 200 to 30
  - Employees reduced from 53,000 to 43,000

- Reorganization of management structure

- Overhead reduced to $250 million annually, including AT&T allocations

AT&T Broadband

What Is the Impact

- **Approximately $150 million of margin improvement realized to date**

- **Total of $500 million of margin improvement expected to be realized on a run-rate basis by year-end 2001**

- **Completed reorganization of corporate and field structure to rightsize organization**

Action	*Decision to Implement*	*Impact Beginning*
End of Telephony promotion	August 2000	Feb 2001
First round of headcount reductions	December 2000	Feb 2001
Video price increase	October 2000	Feb 2001
Second round of headcount reductions	March 2001	May 2001
Core video growth initiatives	April 2001	May 2001
High speed data price increase	April 2001	June 2001
Video equipment rate increase	April 2001	July 2001

AT&T Broadband

Sustained Growth In Advanced Services



2000-2001 Advanced Service Net Additions
(in thousands)

(1) Guidance assumes 2000 base will be further adjusted for impact of any transactions closed after 2Q01.
(2) Growth based on current guidance of 25% year-over-year growth.

Leading Provider of Advanced Services



Digital Penetration[1]



Data Penetration



Telephony Penetration

Note: All peer comparisons are as of 1Q01 unless otherwise noted.
Source: Wall Street research and company reports as of 1Q01 and 2Q01.
(1) Digital penetration of basic subscribers.
(2) For comparability purposes, adjusts reported number of Digital boxes deployed by 1.3 boxes per home, based on Wall Street estimates

AT&T Broadband

Bundling Reduces Video Churn

Video churn is reduced by 10% – 22% for multi-product customers

- Lower churn results in cost savings of approximately $145 per saved video customer

- Lower churn results in:
  — Fewer customer acquisitions to hit targets
  — Savings on marketing & sales costs and installation
  — Elimination of truck-rolls to disconnect customer and cost to refurbish set-top box



Multi-Product vs. Basic Customer Churn

Monthly Churn %	Dallas	Boston	Seattle	Bay Area
Basic	2.53	2.30	1.91	1.65
Multi-Product	1.97	1.80	1.72	1.43
Churn Impact %	(22)%	(21)%	(10)%	(13)%

AT&T Broadband

Leading Revenue Per Subscriber

Total Revenue per Basic Cable Customer



Advanced services drive ARPU well above industry average

Note: All peer comparisons are as of 1Q01 unless otherwise noted.

AT&T Broadband

New Services in Progress



Video-on-Demand
(2002)

Interactive TV
(2002)

PVR Capabilities
(2002)

T-Commerce
(2003)

AT&T Broadband

Best Industry Footprint



83% of Customers are in the Top 25 DMAs

Market Review: Boston

2.9 million homes passed, 5th largest DMA



Market Characteristics	Actions	YTD Results
■ Very attractive demographics with average income of $69,000	■ Integrating Cablevision acquisition	■ 13% revenue growth
■ Leader in bundling	■ Reduced call centers from 8 to 1	■ 69% basic penetration
■ Plant upgrades nearly complete, able to offer complete bundle	■ Launched Digital in 2000	■ 16% digital penetration: +5 p.p.
■ Operating as one integrated system with one virtual call center	■ More powerful product offering relative to competition	■ 14% data penetration: +3 p.p.
■ Competitive market		■ 11% telephony penetration: +4 p.p. — >100K customers
		■ Below average DBS penetration

Boston is our strongest performing market and will continue to grow as advanced services penetration increases

AT&T Broadband

Market Review: Chicago



3.5 million homes passed, 3rd largest DMA

Market Characteristics	*Actions*	*YTD Results*
■ Attractive demographics with average income of $58,000	■ Integrated operations of 7 MSOs	■ 14% revenue growth
■ Footprint covering nearly the entire DMA	■ Headends reduced from 64 to 2	■ 50% basic penetration
■ Strong telephony roll-out	■ Call centers reduced from 16 to 3	■ 22% digital penetration: +6 p.p.
■ Backbone and headend segments of rebuilds nearly complete	■ Dispatch locations reduced from 19 to 9	■ 10% data penetration: +3 p.p.
■ Under-penetrated in Basic: primarily downtown areas	■ 20% workforce and contractor reduction	■ 18% telephony penetration: +8 p.p. — Some suburbs have 40% penetration

Chicago is in the final stages of its integration effort. We are now beginning to realize the operational and financial benefits.

AT&T Broadband

Market Review: Bay Area



2.7 million homes passed, 6th largest DMA

Market Characteristics	*Actions*	*YTD Results*
■ Very attractive demographics with average income of $78,000 — Regional economic issues ■ Footprint covers most of the metro area ■ Above average penetration in all of the advanced services ■ Competitive market ■ Backbone and headend segments of rebuild nearly complete	■ Plant continues to require significant investment ■ Focus on basic video growth ■ Streamlined fulfillment areas from 9 to 5 ■ Reduced number of customer care centers from 12 to 1 ■ One care center with a single toll free number ■ 17% headcount reduction	■ Almost 16% revenue growth ■ 63% basic penetration ■ 23% digital penetration: +2 p.p. ■ 15% data penetration: +3 p.p. ■ 19% telephony penetration: +5 p.p. — Many communities in high 20s

The Bay Area is showing strong product growth, penetration and financial trends. Significant momentum is in place.

AT&T Broadband

Significant Upside in Video Penetration

Video penetration of 56% vs. 63% for the industry

Actions Currently Under Way:

- National Marketing Campaign

- Sales Force Financial Incentives

- Enhanced Programming

- Signal Theft Audit

- Retention Initiatives

- Increasing Network Quality

Every 1.3 p.p. increase in video penetration is expected to increase our EBITDA margin by 1 percentage point.

AT&T Broadband

Simplified Management Structure

Markets

East Operations

↓

6 Market Leaders

↓

~10 VPs each managing functional areas

West Operations

↓

9 Market Leaders

↓

~10 VPs each managing functional areas

Corporate

- **Technology & Advanced Service Operations**
  - Upgrades & rebuilds
  - Technology & labs
  - Centralized operations
- **Corporate Marketing**
  - National promotions & template
  - Support field effort
  - Brand management
- **Finance**
  - Target setting & measurement
  - Capital allocation
  - IT/Systems
- **Ad Sales**
- **Programming**
- **Other functions** (M&A, HR, PR, Legal, Regulatory)

AT&T Broadband

Experienced Local Management Team in Place

Market	Date Leader in Place	Experience	Related Experience
Denver	6/96	TCI	16
Pittsburgh	4/97	TCI	18
Salt Lake City	1/99	TCI	22
Atlanta	4/00	TCI	5
Boston	5/00	Financial Services	1
Dallas	6/00	TCI	8
Miami	6/00	TCI	17
Portland	6/00	MediaOne	13
San Francisco	7/00	MediaOne	20
Los Angeles	7/00	MediaOne	14
Seattle	7/00	Wireless	21
Sacramento	8/00	MediaOne	12
Chicago	9/00	Wireless	20

AT&T Broadband

Steps to Attain Industry Margins

Recent Margins [1]	Margin Initiatives	Margin Goals

Margin Initiatives

Actions Already Taken

- Market integration
- Facility consolidation
- Headcount reduction
- Outsourcing opportunities
- Pricing actions
- Advanced services unit cost reduction

Actions Underway

- Basic video initiatives
- Back-office and IT systems integration
- Data and telephony: Scaling and profitability



1Q01
18.3%



2Q01
23.4%



38-40%

(1) Excludes other income and restructuring charges in both quarters

AT&T Broadband

Positioned For Continued Growth

- Foundation is established

- Demand for advanced services remains strong

- Operational execution is driving financial results

Actions already underway result in tangible second quarter progress and position us for future financial returns

AT&T Broadband



Technology and Telephony

Greg Braden

*EVP Broadband Services
and CTO*

Full Service Broadband Network Architecture



Primary Hub
Master Headend
Primary Ring
Power
Secondary Hub
Primary Hub
Secondary Ring
Secondary Hub
Primary Hub
Secondary Hub
Power
Excite@Home Regional Data Center
Internet
fiber
ISPs
ISPs
Fiber Node
Power
AT&T Local Telephone Office
SS7 Network
RF Amplifiers
coax
CM
STB
NIU
TAP
Long Distance Carriers
PSTN

AT&T Broadband

Capacity: Full Service Capable Homes



100%
80%
60%
40%
20%
Digital Video 100%
Digital Video/Data 57%
Digital Video/ Data/ Voice 29%

Plant Status
29%
56%
15%
<550 MHz
550-750 MHz
750+ MHz

Note: All data as of 2Q01.

AT&T Broadband

Transformation: Master Headends In Major Markets (Past)

Our network originally had more than 200 highly fragmented delivery systems. . .



Seattle · Spokane · Portland · Minneapolis · Grand Rapids · Boston · Sacramento · Salt Lake City · Chicago · Pittsburgh · San Francisco · Cleveland · Denver · Richmond · Los Angeles · Atlanta · Dallas · Jacksonville · Miami

Pro forma for announced deals

. . .resulting in 55,000 subscribers per headend

AT&T Broadband

Transformation: Master Headends In Major Markets (Present)

Today, our network is designed to have approximately 40 headends serving over 11 million customers...


Seattle
Spokane
Portland
Minneapolis
Grand Rapids
Boston
Sacramento
Pittsburgh
Salt Lake City
Chicago
San Francisco
Cleveland
Denver
Richmond
Los Angeles
Atlanta
Dallas
Jacksonville
Miami

Pro forma for announced deals

. . .resulting in 275,000 subscribers per headend

AT&T Broadband

Transformation: Greater Chicago Network (Past)


McHenry
Lake County
Algonquin
Rolling Meadow
Mt. Prospect
Elmhurst
Prime
West Chicago
AREA 4
Romeoville
Homewood
Griffith
Laporte
Valparaiso
64 SYSTEM HEADENDS
4 PRIMARY HUBS
0 SECONDARY HUBS

Transformation: Greater Chicago Network (Present)


McHenry
Lake County
Algonquin
Rolling Meadow
Mt. Prospect
Elmhurst
Prime
West Chicago
AREA 4
Romeoville
Homewood
Griffith
Laporte
Valparaiso
2 MASTER HEADENDS
9 PRIMARY HUBS
56 SECONDARY HUBS

AT&T Broadband

Transformation: Systems and Operations

Ordering, Billing and Provisioning

- Reducing from 24 systems to single, integrated desktop
- From manual process to automation

Network Surveillance and Management

- Deploying network surveillance, capacity management, analysis and trouble resolution tools
- Established tiered network management structure

Key Operations Consolidation

- Telephony provisioning work centers reducing from 16 to 2 ➡ 30% headcount reduction
- Accelerating use of E-care for all services

Improved systems, streamlined processes, optimal balance between centralized operations and localized control

AT&T Broadband

Operational Performance

Voice Customer Reported Troubles (CRT)
(2000-2001 YTD)

77%

Voice Average Field Install Time
(2000-2001 YTD)

42%

Data Defects per Million (DPM)
(2001 YTD)

99%

Data Average Field Install Time
(2001 YTD)

16%

Telephony

775,000 or 1,077%

Data

964,000 or 230%

AT&T Broadband exceeds RBOC performance in 11 technical testing categories, equals it in the 12th

AT&T Broadband

Voice Services: Questions an MSO Must Ask

1. Should an MSO offer voice services?

2. If the MSO offers voice, what is the scope – Full-service primary line or limited second-line only service?

3. How should the MSO offer voice services – What is the timing? What is the technology?

AT&T Broadband

Voice Services: Smart Play for Cable Operators

- **Significant revenue and margin opportunity**
  - Market size in excess of $100 billion annually
  - Market almost entirely served by the RBOCs

- **Significant contribution to financial growth**

- **Optimizes core broadband network**

- **Improves performance of all broadband products**
  - Voice customers pull through other broadband products
    - 56% own 2 products
    - 24% own 3 products
  - Product bundles including voice reduce video churn between 10% and 22%

- **Positions us strategically to compete against the RBOCs**

AT&T Broadband

Voice Services: Primary Line vs. Second Line Telephony

- **Primary Line play creates maximum market opportunity**
  - 5 - 10X greater voice revenue per customer
  - 7 - 8X greater cash flow per customer
  - Less than 10% additional upgrade and rebuild capital required

- **Provides foundation for long-term competitive position**
  - Counters RBOC data and full-service voice DSL play

- **Operationally no more difficult than second line service**

AT&T Broadband

Voice Services: Circuit Switched Today is Better Than Waiting

- **Ability to obtain market share is greater today, before RBOCs bundle their voice and DSL products**

- **Voice over IP requires the same operational expertise as circuit switched**
  — Both require significant learning curve - starting early is critical
  — Voice over IP synergy with Data operations expected to yield 5+% savings in operating expense

- **Flexible migration to Voice over IP minimizes stranded capital risk**

Voice over IP expected to be available in 2003, and AT&T Broadband has easy migration path to adopt when readily scaleable

AT&T Broadband

Voice Services: Circuit Switched Today is Better Than Waiting

Primary line Voice over IP capital costs estimated to be 10-20% less than circuit switched

Capital Cost		Customer Equipment	Headend	Other	Total
Circuit Switched [1][2]	Cost / Sub	$300	$125	■ Switch ■ Transport $250	$675
Primary Line VoIP Forecast [1]	Cost / Sub	$300 – $350	$40 – $60	■ Call Agent ■ Media GW ■ Transport $190 – $210	$530 – $620

Sharing customer equipment between voice and data services yields higher savings

(1) Excludes approximately $125 of capitalized labor for installations

(2) Circuit switched capital costs are based on current pricing

AT&T Broadband

Telephony Ahead of Plan

Services	Original (5 yr Plan) [1]	Today (2 yrs into Plan)	Future (3 yrs from today)	Cox Today
Break Even / Margin	4Q02	In 9 Months	35% +	Mid-20%
Penetration	30%	14% at 2Q01	30% +	12%
ARPU	~ $50	$50 at 2Q01	$65	$50
Capex per Customer	$750	$675	$530-$620	$700

With 850,000 telephony subscribers and achieving break-even ahead of plan, we are positioned to realize significant financial returns

(1) Announced as of June 1998, at the time of the TCI merger announcement. The starting point for the original plan projections were the first telephony trials, which started in late 1999

AT&T Broadband



Financial Review

Mike Huseby

EVP & CFO

Financial Trends are Improving

- Strong advanced services growth continues to drive year-over-year revenue
  Revenue Growth
    - Q101 - 10.9% (11.7% excluding advertising sales)
    - Q201 - 13.7% (15.0% excluding advertising sales)

- Strong cost management and scaling of new products drove margin improvement
  EBITDA Margin [1]
    - Q101 - 18.3%
    - Q201 - 23.4%

- EBITDA was up 33% sequentially over Q101 (26.7% including restructuring)

- Year-to-date capital spending of $1.7 billion

- Divestitures of non-strategic cable systems on track and essentially completed

Strong momentum is in place for the second half

(1) Normalized EBITDA excluding restructuring charges and other income. Including restructuring and other income, EBITDA margin was 16.0% and 19.5% for Q101 and Q201, respectively.

AT&T Broadband

Revenue Growth Trend

- Quarter-over-quarter same store revenue growth remains strong
- Q101 impacted by seasonality of advertising
- Current trends and forecast on track to hit street guidance by year-end

Normalized Annual Revenue Growth [1]



(1) Normalized year-over-year for 2001 basis.

EBITDA Margin Trend

EBITDA margin improvement driven by:

— Integration of major markets = operational efficiencies
— Scaling of advanced services
— Cost management controls including headcount reductions
— Pricing management

Normalized EBITDA Margin [1]



(1) Excludes restructuring charges and other income.

AT&T Broadband

Tangible Margin Improvement – 2nd Quarter 2001

	% Prior to Restructuring[1]
1Q01 EBITDA Margin	18.3%
Headcount Reductions	1.0%
Advanced Services Growth	2.2%
Video Price Increases	1.3%
Ad Sales	1.2%
Property Divestitures / Other	(0.6)%
2Q01 EBITDA Margin	23.4%

Margins increased 5.1 percentage points. Actions already taken will continue to have future impact.

(1) Excludes other income and restructuring charges from both quarters. Q1 and Q2 margins were 16% and 19.5% respectively including restructuring.

AT&T Broadband

Path to Industry Margins



40%
20%
0%
23.4%
Q201
EBITDA
Margin (1)
Telephony Growth/ Scaling
Data Growth/ Scaling
Basic Growth & Pricing
Cost Management & Efficiencies
38-40%
EBITDA
Margin
Goals

Achievement of margin goals is due to actions that are both completed and underway.

(1) Excludes other income and restructuring charges

AT&T Broadband

Actions to Achieve Margin Goals

	Actions Taken	***Future Actions***
Telephony Growth/Scaling	■ RGU growth ■ Reduced promotions ■ IT system conversions	■ Bundling ■ Cross-product synergies ■ Long distance in former MediaOne properties
Data Growth/Scaling	■ RGU growth ■ $6 price increase effective June 2001 ■ Customer care efficiencies	■ Tiered pricing ■ Multiple ISP (open access) ■ Bundling ■ Cross-product expense synergies
Video Growth & Pricing	■ Price increase: Feb. 15 ■ Equipment rate increase: July 1 ■ Nationwide campaign launched July 7 ■ Best practices formalized ■ Incentive sales compensation ■ Signal theft program	■ Pricing to market ■ Digital (pricing/packaging) ■ Video on Demand trials ■ Ad sales – major markets
Cost Management/ Efficiencies	■ Headcount reductions ■ Market integration benefits ■ Call center consolidation & rate reductions	■ Field tech/dispatch ■ Cross-product synergies ■ IT systems enhancements

AT&T Broadband

Data Financial Performance

- Subscriber net additions of 738,000 over the last 12 months

- EBITDA positive in Q3

- Monthly revenue per subscriber has increased 12% since Q400
  - Recent $6 price increase will begin to impact results in Q301

- Monthly expense per subscriber has decreased 33% since Q100



2001 Monthly Revenue/Subscriber ($)



2001 Monthly Expense/Subscriber ($)

AT&T Broadband

Voice Financial Performance

- Subscriber net additions of 630,000 over the last 12 months

- Monthly revenue per subscriber has increased 21% since Q400
  — Pricing promotions roll-off resulting in higher revenue per subscriber

- Monthly expense per subscriber has decreased 71% since Q100

- Projected to turn EBITDA positive in 9 months

2001 Monthly Revenue/Subscriber ($)



2001 Monthly Expense/Subscriber ($)



(1) Adjusted for one-time access revenue allocation.

AT&T Broadband

Capital Spending

- 1H01 capital spending of $1.7 billion

- Full year 2001 capital spending estimate of $3.6 billion

- Approximately 2/3 of spend is demand-based

- Variable capital cost per net add is declining

- Expect unlevered free cash flow positive by year-end 2003

Capital management to optimize returns

AT&T Broadband

A Sustainable Growth Story

- **Results support strategy and transformation actions**
  - Revenue growth
  - Cash flow growth
  - Advanced services growth
- **Margin improvement expected to continue**
- **Telephony strategy benefits**
  - Significant capital investment already made
  - Cash flow break-even in 9 months
- **Revenue and EBITDA per subscriber and per home passed expected to lead industry in 2003**

AT&T Broadband

What We Plan to Deliver

1. Aggressively serving the most attractive markets with the most comprehensive and valuable service offerings

2. Leading in fulfillment of accelerating customer demand for advanced services

3. Driving EBITDA margins to industry benchmarks

**AT&T Broadband is best positioned to deliver
the highest value for its shareholders**

AT&T Broadband



AT&T Broadband

July 2001

Investor Presentation



Appendix

Network Architecture (with Circuit Switched Telephone)



Headend

Signal Processing Modulation

5ESS — DCS

OSS — SONET

Routers

Laser

SONET

DC Power Supply

Fiber

Primary/Secondary Hub

CATV Equip

C/S

Laser

HDT

SONET

HSD CMTS

Laser T/R

Coax

Fiber Node

Coax

Power Supply +Batteries

Coax

Excite@Home
Road Runner
Regional Data Center

Servers

Internet

PP Tap

NIU

PC | Modem

Tap

Interconnecting to:
- PSTN via ILEC
- SS-7   • 800
- LIDB   • Oper Svc
- 911
- InterLATA Carriers

PSTN = Public Switched Telephone Network
DCS = Digital Cross Connect System
HDT = Host Digital Terminal
SONET = Synchronous Optical Network
HSD = High Speed Data
C/S = Combiner/Splitter
PP Tap = Power Passing Tap
NIU = Network Interface Unit

Video — Telephony — HSD

AT&T Broadband

Network Architecture (with Voice Over IP)


Headend
Signal Processing Modulation
Laser
Soft Switch Servers/Gateway
SONET
DC Power Supply
OSS
Fiber
Primary/Secondary Hub
CATV Equip
C/S
Laser
Laser T/R
SONET
Advanced CMTS
Fiber Node
Coax
Coax
Coax
Power Supply
+Batteries
Excite@Home
Road Runner
Regional Data Center
Servers
Internet
PP Tap
N I U
Tap
Interconnecting to:
• PSTN via ILEC
•SS-7 • 800
•LIDB • Oper Svc
• 911
• InterLATA Carriers
PSTN = Public Switched Telephone Network
DCS = Digital Cross Connect System
HDT = Host Digital Terminal
SONET = Synchronous Optical Network
HSD = High Speed Data
C/S = Combiner/Splitter
PP Tap = Power Passing Tap
NIU = Network Interface Unit
Video
Telephony
HSD
VoIP

AT&T Broadband



AT&T Broadband

July 2001

Investor Presentation